EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN CONNECTION WITH THE FUND’S

ACCEPTANCE OF TENDERS OF SHARES

                    , 2015

Dear Shareholder:

Cross Shore Discovery Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated June 17, 2015 (the “Offer”).

Because you have tendered and the Fund has purchased all or a portion of your investment, you have been issued a non-interest bearing, non-transferable note (the “Note”). In accordance with the terms of the Offer, the Note entitles you to receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and purchased by the Fund as of September 30, 2015. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [                    ], on or before [                    ].

The Note is held by Huntington Asset Services, Inc., the Fund’s sub-administrator and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please feel free to contact the Fund at 1-844-300-7828.

Sincerely,

Cross Shore Discovery Fund